Exhibit 99.95

Bitzero Holdings Inc. Provides Engineering Update at its Finland and Norway Sites

Advancing Project Development to meet Rising Demand for AI-Driven Infrastructure

VANCOUVER, BC (April 24th, 2026) — Bitzero Holdings Inc., (CSE: BITZ.U) (OTCQB: BTZRF) (FSE: 000) ("Bitzero" or the "Company"), a provider of sustainable blockchain and high-performance compute (HPC) data center infrastructure, announces the successful completion of its engineering due diligence report covering the expansion of its data centre campus project in Kokemäki, Finland for up to 520MW, taking into account anticipated advancements in next-generation GPU technologies and density improvements. In parallel, Bitzero is advancing its development at its data center site in Namsskogan, Norway to support the growing demand for AI infrastructure, marking key milestones across both projects.

Finland

Bitzero has successfully completed its engineering due diligence report in collaboration with its partner Red Engineering Design Ltd. (“Red Engineering”), a leading data centre engineering organization, to support pre-design work for up to 520MW at its data center site in Kokemäki, Finland with the initial phase of development expected to be 80MW. Red Engineering recently announced its strategic partnership with Nvidia in designing next generation Nvidia AI Factories.

“We are now moving into the next phase of engineering focused on building design, which we expect will accelerate our path to market,” said Bitzero’s Founder and CEO, Mohammed Bakhashwain. “We are already seeing strong demand for the site and have begun engaging prospective customers in site diligence, while continuing to advance our design efforts to support efficient project execution.”

With a planned capacity of 600MW to 1,000MW, the Kokemäki site is positioned to become one of Europe’s largest standalone giga-scale facilities, representing a significant market opportunity. The project has an initial phase designed to deploy 80MW of power in the first half of 2027, with a further 400MW to 800MW to follow. A high-voltage 400kV connection point has been confirmed, supporting scalable expansion, as the company continues to work closely with the local municipality and sees strong support for potential growth toward a full 1GW buildout.

Norway

At its data center site in Namsskogan, Norway, Bitzero has completed the design for a 5MW AI self-hosting GPU cluster and initial designs for two 50MW Tier 3/4 colocation spaces and is working with Hydra Host to secure a customer for the 5MW through their global network of enterprise and AI-native customers. Bitzero is planning to design an AI factory to support GB300s in this initial launch.

“We are confident in a 2026 targeted delivery of the initial 5MW cluster and are actively advancing both engineering and commercial efforts to secure a committed lease customer for the entire 110MW site,” said Bitzero’s Founder and CEO, Mohammed Bakhashwain.

The Company has a confirmed 70MW expected to be energized in Q4 2026 and is already seeing strong market interest in this capacity. The expansion is now being designed to accommodate Tier 3/4 standards to support AI workloads, positioning the project to capitalize on rapidly growing demand for AI-driven infrastructure.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, Bitcoin mining, and strategic data center hosting partnerships. Bitzero Holdings Inc. operates four data center locations in the North American and Scandinavian regions, powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

About Red Engineering Design Ltd.

RED Engineering Design is a global consultancy specializing in building services and information and communications technology (ICT) engineering, with a primary focus on data centers and mission-critical facilities. Founded in 2004, the company is part of the Tractebel Group (ENGIE Group) and focuses on sustainable, low-carbon solutions.

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Investor Relations Contact

Victoria Rutherford

480-625-5772

Victoria@adcap.ca

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking information”). Forward-looking information is based on management’s current expectations and assumptions and is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking information.

Forward-looking information in this news release includes, without limitation, statements regarding: (i) the scope, results and implications of the Company’s engineering and due diligence work for the Kokemäki, Finland site, including contemplated expansion capacity (including up to 520MW) and any anticipated density and next-generation GPU technology assumptions; (ii) the timing, sequencing, design, construction, commissioning, energization and completion of development phases at the Kokemäki, Finland and Namsskogan, Norway sites (including the expected initial 80MW phase, any 200MW phase, the targeted timing for the first half of 2027, and the expected energization of 70MW in Q4 2026); (iii) the ability to design, build and deliver the initial 5MW GPU cluster and any Tier 3/4 colocation capacity, including any “AI factory” or GPU platform design targets; (iv) the Company’s ability to secure customers, execute leases or other commercial arrangements (including through Hydra Host or otherwise) and the expected level of demand for the Company’s capacity; and (v) the Company’s plans, objectives and expectations regarding future project scale (including any potential buildout toward 1GW) and the market opportunity for AI-driven infrastructure.

Material assumptions underlying the forward-looking information include, among other things: the accuracy and completeness of information available to the Company and its consultants in preparing the engineering and due diligence work; the availability of electrical interconnection and grid capacity on timelines consistent with the Company’s plans; timely receipt of permits, approvals and consents; availability of equipment and construction resources; timely delivery and performance of required infrastructure; the ability to obtain financing on acceptable terms (if required); stable power availability and pricing; the ability to negotiate and execute definitive commercial agreements on satisfactory terms; and general economic and market conditions.

Material risk factors that could cause actual results to differ materially from the forward-looking information include, among others: construction, commissioning or interconnection delays; permitting, regulatory or approval outcomes; supply chain constraints; changes in power availability, costs or curtailment; inability to secure customers or enter into definitive commercial agreements on the timeline anticipated (or at all); changes in technology, including GPU hardware roadmaps and data centre density requirements; competitive dynamics in the AI and data centre markets; cybersecurity events; and other risks described under “Risk Factors” in the Company’s public filings available on SEDAR+ at www.sedarplus.ca.

Readers are cautioned not to place undue reliance on forward-looking information. The Company undertakes no obligation to update any forward-looking information except as required by applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.